Exhibit 99.13

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)
	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	416	4,866	936
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	412p	657p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburgh 2

coform	88(2)cont
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	115
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	881p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (List joint share allotments consecutively)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
John Robert Grimwood	Ordinary	1055

Address
10 Taliesin Place Loughor Swansea West Glamorgan
UK postcode SA4 6GJ

Name(s)	Class of shares allotted	Number allotted
John Anthony Ferguson	Ordinary	2020

Address
17A Royal Crescent Glasgow Lanarkshire
UK postcode G3 7SL

Name(s)	Class of shares allotted	Number allotted
Jonathan Stewart	Ordinary	2765

Address
55 Walton park Pannal Harrogate North Yorkshire
UK postcode HG3 1EJ

Name(s)	Class of shares allotted	Number allotted
Martin Anderson	Ordinary	493

Address
143 Worlds End Lane Orpington Kent
UK postcode BR6 6AW

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/1/07
M J White
A secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	Mark White, Company Secretary, Wolseley plc, Parkview
1220, Arlington Business Park, Theale, Nr Reading
	RG7 4GA	Tel
	DX number	DX exchange